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             May 23, 2023

       Jerry Katzman
       President
       RetinalGenix Technologies Inc.
       1450 N. McDowell Blvd.
       Petaluma, CA 94954

                                                        Re: RetinalGenix
Technologies Inc.
                                                            Form 10-K filed
March 31, 2023
                                                            File No. 333-258528

       Dear Jerry Katzman:

                We issued a comment to you on the above captioned filing on May 2, 2023. As of the date of this letter, the comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to the comment by June 8, 2023. If you do not respond, we will, consistent with our obligations under the Federal securities laws, decide how we will seek to resolve the outstanding comment and complete our review of your filing and your disclosure.
       Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed. Please contact Al Pavot at 202.551.3738 or Terence O'Brien at 202.551.3355 with any questions.




             Sincerely,


             Division of Corporation Finance

             Office of Industrial Applications and

             Services